Mail Stop 4561

      January 24, 2006



Mr. Winston Johnson
Chief Executive Officer and Chief Financial Officer
Winsonic Digital Media Group, Ltd.
260 Peachtree Street, Suite 2200
Atlanta, GA  30303

Re:	Winsonic Digital Media Group, Ltd.
Form 10-KSB for the fiscal year ended December 31, 2004
      Filed August 29, 2005
      File No. 0-32231

Dear Mr. Johnson:

      We have reviewed your second response letter filed on January
23, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm

De  Joya & Company

1. We note your response to prior comment 1 and do not understand why you propose to eliminate the cumulative period from inception through
December 31, 2004 (the "Cumulative Period") within the opinion. The periods covered in the audit report should match with those periods in the financial statements and the auditor for the year ended December 31, 2004 is the only firm in position to include the Cumulative Period within their opinion. Further, development stage companies have a requirement to report the Cumulative Period within the statements of operations, stockholders` deficit and cash flows.
Please revise your audit report to be included within an amended filing on Form 10-KSB.

Organization and Purpose, page F-7

2. We note your response to prior comment 2. Please provide us with a draft of your revised Form 10-KSB, or alternatively amend your Form
10-KSB, so that we may further evaluate your response.

Convertible Debentures, pages F-17 to F-18

3. We note your response to prior comment 3 and your conclusion that the embedded conversion feature on the convertible debentures require treatment as a derivative liability. Please provide us with a draft of your Form 10-KSB, or alternatively amend your Form 10-KSB, so that we can see the accounting and disclosure changes that you have made to account for the embedded conversion feature as a derivative.

4. Additionally, based on your analysis that you do not meet the criteria as set forth in paragraph 19 of EITF 00-19, it appears that your warrants will require liability treatment. Even though you have concluded that the warrants do not meet the definition of a derivative under SFAS 133, your warrants have been tainted by the embedded conversion feature on your convertible debentures and you no longer appear to be in control of whether or not enough authorized and unissued shares will be available to satisfy your potential commitments under the warrant agreement. Therefore, it appears that your warrants will be accounted for as liabilities at fair value with changes in fair value to be recorded in earnings (similar to a derivative under SFAS 133).

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Winston Johnson
Winsonic Digital Media Group, Ltd.
January 24, 2006
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